EXHIBIT 3.2

[FORM OF]

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF FORMATION

OF

AINOS, INC.

Pursuant to the Texas Business Organizations Code (the “Code”), the undersigned adopts the following Certificate of Amendment to its Restated Certificate of Formation, dated April 15, 2021 (the “Certificate of Formation”).

The name of the filing entity is Ainos, Inc. (the “Corporation”). This document becomes effective when filed by the Secretary of State (the “Filing Date”). The Corporation is a Texas for-profit corporation formed June 26, 1984. The filing number issued to the Corporation by the Secretary of State of the State of Texas is file number 71028800.

Article Four of the Certificate of Formation is amended by deleting Article Four thereof in its entirety and replacing it with the following:

The Corporation shall have authority to issue Three Hundred Million (300,000,000) shares of common stock, one-cent ($0.01) par value.

Each share of common stock issued and outstanding immediately prior to the Filing Date shall automatically, and without any further action by the holder thereof or the Corporation, be combined and converted into __________ [to be completed after approval by shareholders] share(s) of common stock reflecting a ____- _____ reverse stock split [at an exchange ratio of not more than 50-1, which ratio will be determined by the Board in its discretion] (the “Reverse Stock Split”). All certificates representing shares of common stock outstanding immediately prior to the Filing Date shall upon the occurrence of the Filing Date represent instead the number of shares of common stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender, if any, the Corporation will issue a certificate for the correct number of shares of common stock to which the holder is entitled under this Article Four.

No holder of shares of any class of the Corporation shall have the preemptive right to subscribe for or acquire additional shares of the Corporation of the same or any other class, whether such shares shall be hereby or hereafter authorized; and no holder of shares of any class of the Corporation shall have any right to acquire any shares which may be held in the Treasury of the Corporation. All such additional or Treasury shares may be sold for such consideration, at such time, and to such person or persons as the Board of Directors may from time to time determine.

The Corporation may purchase, directly or indirectly, its own shares to the extent of the aggregate of unrestricted capital surplus available therefore and unrestricted reduction surplus available therefore.

The right to cumulate votes in the election of directors is expressly prohibited.

The foregoing amendment to the Certificate of Formation has been approved in the manner required by the Code and by the governing documents of the Corporation. The number of shares of the Corporation outstanding at the time of such adoption was 144,379,308 and the number entitled to vote thereon was 144,379,308. The number of shares consenting to the amendment was 106,487,552 constituting approximately 73.76% of the share entitled to consent.

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: ___________	By:
Chun-Hsien Tsai
Chairman, President and Chief Executive Officer